AM 3/12/2002

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SEC FILE NUMBER
8- 27911

02019845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA KAUFMAN & COMPANY

[redacted] Sumner Kaufman

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Milk Street
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sumner Kaufman (617) 426-0444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STARR, FINER, STARR LLP
(Name — *if individual, state last, first, middle name*)

1280 Soldiers Field Road., Boston, MA 02135
(Address) (City) (State) Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:

- xx Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
MAR 01 2002

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman & Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Proprietor
Title

Michele Dawn Hubley
Notary Public
my commission expires 3/25/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMNER KAUFMAN
D/B/A
KAUFMAN & COMPANY

Balance Sheets as of December 31,

	2001	2000
ASSETS		
CURRENT:		
Cash and Cash Equivalent	$ 4,503	$ 17,456
Marketable Securities - Available for Sale (Note C)	--	51,569
Accounts Receivable	245,833	86,352
Accrued Interest Receivable	805	1,250
Prepaid Expenses	12,598	7,168
Total Current Assets	263,739	163,795
PROPERTY AND EQUIPMENT, at Cost	107,301	107,301
Accumulated Depreciation	51,067	42,049
	56,234	65,252
OTHER:		
Marketable Securities - Available for Sale (NOTE C)	104,218	107,062
	$424,191	$336,109
LIABILITIES AND CAPITAL		
LIABILITIES:		
Current:		
Accounts Payable	$ 30,069	$ 25,227
Other Accruals	87,877	54,068
Total Current Liabilities	117,946	79,295
CAPITAL	306,245	256,814
	$424,191	$336,109

COMMITMENTS AND CONTINGENCIES (NOTE D)

(Reference is made to the accompanying notes)